UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Gentium S.p.A.

(Name of Issuer)

Ordinary Shares/American Depositary Shares

(Title of Class of Securities)

37250B104

(CUSIP Number)

June 15, 2007

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant
to which this Schedule is filed:

           ☐  Rule 13d-1(b)
           ☒ Rule 13d-1(c)
           ☐Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Defiante Farmaceutica, L.D.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Portugal
	5.	Sole Voting Power 0
Number of Shares Beneficially	6.	Shared Voting Power 1,084,335
Owned by Each Reporting Person With:	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,084,335
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,084,335
10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.
Percent of Class Represented by Amount in Row (9)

7.60% based on 14,191,294 Ordinary Shares outstanding as reflected in the Issuer’s form 20-F filed April 30, 2007 and 73,334 Ordinary Shares issuable upon exercise of certain warrants issued in 2004 to Defiante Farmaceutica L.d.a., a company controlled by Claudio Cavazza through Sigma Tau Finanziaria S.p.A. (the “2004 Warrants”).

12.	Type of Reporting Person (See Instructions) CO

Item 1(a).	Name of Issuer:
Gentium S.p.A.

Item 1(b).	Address of Issuer's Principal Executive Offices:

Piazza XX Settembre, Villa Guardia 2, 22079 (Como), Italy

Item 2(a).	Name of Person Filing:
This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons")

(i)           Defiante Farmaceutica, L.D.A. ("Defiante")

Item 2(b).	Address of Principal Business Office:

(i)
Defiante
Rua dos Ferreiros, 260
Funchal-Madeira (Portugal) 9000-082

Item 2(c).	Citizenship:

(i)           Defiante is a Portuguese corporation.

Item 2(d).	Title of Class of Securities:

Ordinary Shares, par value €1.00 per share.  The Ordinary Shares are listed for trading on the NASDAQ National Market System in the form of American Depositary Shares.

Item 2(e).	CUSIP Number:

37250B104
Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person is a:

This Item 3 is not applicable

Item 4.	Ownership:

Defiante
(a)	Amount beneficially owned:	1,084,335

(b)	Percent of class:	7.60%

(c)	Number of shares as to which such person has:
	(i)sole power to vote or to direct the vote:	0
	(ii)shared power to vote or to direct the vote:	1,084,335
	(iii)sole power to dispose or to direct the disposition of:	0
	iv)shared power to dispose or to direct the disposition of:	1,084,335

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

Not Applicable

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 25, 2007

DEFIANTE FARMACEUTICA, L.D.A.

By: /s/ Maurizio Terenzi
Name:Maurizio Terenzi
Title: proxy holder authorized

This Schedule 13G was executed under the Power of Attorney attached hereto as Exhibit A.

EXHIBIT A

Each of the undersigned does hereby constitute and appoint each of Antonio Nicolai and Maurizio Terenzi, with full power of substitution, as the true and lawful attorney-in-fact and agent of the undersigned, and authorizes and designates each of the foregoing attorneys-in-fact to sign on behalf of the undersigned, and to file filings and any amendments thereto, with the Securities and Exchange Commission, made by or on behalf of the undersigned in respect of (i) the beneficial ownership of equity securities of Gentium S.p.A. held by the undersigned, directly, indirectly or beneficially, pursuant to Sections 13(d), 13(g) and 16 of the Securities Exchange Act of 1934, as amended (the "ExchangeAct"), and the rules and regulations thereunder and (ii) the disposition of equity securities of Gentium S.p.A. held by the undersigned, directly, indirectly or beneficially, in accordance with Rule 144 of the Securities Act of 1933, as amended (the "Securities Act"), and the rules and regulations thereunder, including the filing of any Form 144 pursuant to the Securities Act.  Each of the undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of each of the undersigned, are not assuming any of the undersigned's responsibilities to comply with Sections 13(d), 13(g) or 16 of the Exchange Act or Rule 144 of the Securities Act.

This Power of Attorney shall remain in full force and effect until withdrawn by the undersigned in a signed writing delivered to each of the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, each of the undersigned has caused this Power of Attorney to be executed as of this 25th day of June 2007.

DEFIANTE FARMACEUTICA LDA

By: /s/ Pedro Quintas/Paulo Viegas Name: Pedro Quintas / Paulo Viegas
Title: Directors